September 4, 2012

VIA EDGAR AND United Parcel Service

Pamela A. Long, Esq.
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	EQM Technologies & Energy, Inc.
Amendment 1 to Registration Statement on Form 10
Filed August 10, 2012
File No. 0-54750

Dear Ms. Long:

On behalf of EQM Technologies & Energy, Inc. (“EQM”), transmitted herewith is Amendment No. 3 (“Amendment No. 3”) to EQM’s Registration Statement on Form 10 (File No. 000-54750) (the “Registration Statement”). We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated August 20, 2012 (the “Staff Letter”) with regard to the above-referenced filing (“Amendment No. 1”). For your convenience, we have enclosed a courtesy package that includes five copies of Amendment No. 3, three of which have been marked to show changes from Amendment No. 1.

We have reviewed the Staff Letter with EQM and the following are its responses to the Staff Letter. For ease of reference, the responses are numbered to correspond to the numbering of the comments in the Staff Letter and the comments are reproduced in italicized form below. Unless specifically stated otherwise, the page numbers included herein refer to pages of Amendment No. 3 and the defined terms used herein have the definitions given to them in Amendment No. 3.

The Staff is advised that on August 24, 2012, EQM filed Amendment No. 2 (“Amendment No. 2”) to the Registration Statement to include the condensed consolidated financial statements of EQM for the six months ended June 30, 2012, and 2011, beginning on Page F-46, as well as a discussion of EQM’s financial results for such periods under Item 2. Financial Information - Management’s Discussion and Analysis of Financial Condition and Results of Operations, beginning on page 33. Due to an inadvertent error,  tags were not included in Amendment No. 2’s HTML coding to show changes made to the Registration Statement from Amendment No. 1. EQM is filing Amendment No. 3 solely to include  tags in the HTML coding to show changes made to the Registration Statement from Amendment No. 1. The content of Amendment No. 3 is substantially the same as that of Amendment No. 2.

September 4, 2012

Note 12. Income Taxes, page F-33

1.	We have read your response to prior comment 28 of our letter dated July 25, 2012. Please provide us a reconciliation of your taxable income compared to your reported GAAP pre-tax income for the years ended 2011 and 2010.

Provided below is a reconciliation of EQM’s GAAP pre-tax income, as reported in its financial statements for the years ended December 31, 2011 and 2010, to its taxable income used in calculating its income tax expense, as reported in its financial statements for the years ended December 31, 2011 and 2010.

	For the year ended December 31, 2010	For the year ended December 31, 2011
GAAP pre-tax loss as reported	$(145,053)	$(6,819,519)

State and local tax deduction	(152,114)	(75,268)
Accrued vacation	(30,970)	(19,154)
Charitable contributions	24,344	6,368
Convertible debt – note discount amortization	-	180,868
Deferred rent	9,152	(12,212)
Depreciation	(274,423)	(51,378)
Derivative liabilities – change in fair value	-	(270,780)
Fine and penalties	13,205	74,984
Goodwill amortization	(33,485)	(31,519)
Intangible asset amortization	378,089	327,350
Intangible asset impairment	475,217	-
Key man insurance	11,844	9,479
Meals and entertainment	16,092	13,884
Reserves and allowances	(397,222)	508,785
Stock based compensation	-	238,637
Other differences	7,292	10,172

Federal Taxable Loss	$(98,032)	$(5,909,303)

September 4, 2012

2.	We note your response to our prior comment 29. Please provide a more comprehensive explanation of the underlying reasons for the adjustments resulting from deferred rent and trademarks.

EQM’s true-up adjustments for deferred rent and trademark resulted from book-to-tax differences between EQM’s 2009 consolidated financial statements and EQM’s tax return for the same year. When EQM’s financial statements were prepared for 2010, these differences (identified in connection with the preparation of EQM’s 2009 income tax return) were reflected in the 2010 consolidated financial statements as true-up adjustments.

Deferred Rent

Under GAAP, EQM is required to ratably record rent expense over the full term of a given lease. Under the Internal Revenue Code, EQM may deduct rent only as it is paid. Through the end of 2009, EQM had recorded cumulative rent expense of $153,710 in excess of rent paid. When EQM’s financial statements were prepared for 2009, EQM did not record a deferred tax asset for this deferred rent. During 2010, when EQM was preparing its 2009 tax return, EQM identified this book-to-tax difference, and therefore established a deferred tax asset for the cumulative book-to-tax difference for rent. As of December 31, 2009, the unrecorded deferred asset related to the book-to-tax rent difference was $153,710. At EQM’s effective tax rate of 40%, this resulted in a deferred tax asset of $61,484.

Since EQM had already issued its 2009 financial statements when it determined, during the preparation of its 2009 tax return, that a book-to-tax adjustment was required for rent, a deferred tax adjustment was required to be recorded in its 2010 financial statements. This item was reflected in EQM’s rate reconciliation as a deferred tax true-up. The $61,484, divided by EQM’s pre-tax loss of $145,053, resulted in a deferred tax true-up on the rate reconciliation of (42.4)%.

Trademark

As of December 31, 2009, EQM had on its books a trademark in the amount of $159,900. During the preparation of its 2009 financial statements, EQM incorrectly assumed that, since the trademark had no tax basis for amortization, the book basis related to the trademark would create a future income tax liability on EQM’s 2009 tax return. Therefore, EQM created a deferred tax liability (at EQM’s effective tax rate of 40%) in the amount of $63,960, which was reported in its 2009 financial statements. However, when EQM was preparing its 2009 tax return, it determined that the trademark is an indefinite lived asset for book purposes and had no basis for tax purposes and that the trademark neither provides amortization expense for book purposes nor an amortization deduction for tax purposes. As a result, EQM determined that no deferred tax liability should have been recorded for this trademark.

This item was reflected in EQM’s rate reconciliation in its 2010 financial statements as a deferred tax true-up. The $63,960, divided by EQM’s pre-tax loss of $145,053, caused the rate reconciliation item of (44.1)%.

*     *     *     *     *

September 4, 2012

As requested by the Staff, EQM acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments regarding EQM’s response to this Staff Letter to the undersigned by telephone at (212) 451-2289, by email at afinerman@olshanlaw.com or by facsimile at (212) 451-2222. Thank you for your assistance.

Sincerely,

/s/ Adam W. Finerman, Esq.
Adam W. Finerman, Esq.

Enclosures

cc:
Robert R. Galvin, EQM Technologies & Energy, Inc.